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                               June 3, 2022

       Brajnandan Sahay
       Chief Executive Officer
       ASI Aviation, Inc.
       11921 Freedom Drive
       Suite 550
       Reston, VA 20190

                                                        Re: ASI Aviation, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed on May 18,
2022
                                                            File No. 024-11887

       Dear Mr. Sahay:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       General

   1. Please amend the disclosure in the offering circular and in Item 4 of Part I of the Form 1-
                                                        A to disclose the
aggregate offering price of the offering. In this regard, while you disclose the total
maximum price to investors, you do not include an aggregate offering price as defined in
Rule 251(a) of Regulation A. When calculating the aggregate offering price, please include
the value of the shares being offered to investors and the value of the bonus shares. Refer to
the Note to Paragraph (a) in Rule 251 of Regulation A. Please
                                                        ensure that the
aggregate offering price disclosed in Part I is consistent with the aggregate offering price
disclosed in the offering circular.
   2. Please file a signed and dated legality opinion as an exhibit to the offering statement.
                                                        Refer to Item 17(12) of
Part III of Form 1-A.
 Brajnandan Sahay
ASI Aviation, Inc.
June 3, 2022
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680
with any questions.



                                                             Sincerely,
FirstName LastNameBrajnandan Sahay
                                                             Division of
Corporation Finance
Comapany NameASI Aviation, Inc.
                                                             Office of Trade &
Services
June 3, 2022 Page 2
cc:       Paul C. Levites
FirstName LastName